SILVER STREAM MINING CORP.

Suite 1120, 470 Granville Street

Vancouver, B.C. V6C 1V5 Canada

Tel: (604) 713-8010  Fax: (604) 713-8018

November 15, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:

Tom Kluck, Legal Branch Chief

Re:

Silver Stream Mining Corp. (f/k/a W.S. Industries, Inc.)

Form 8-K

Filed May 15, 2013

Amendment No. 1 to Form 8-K

Filed July 15, 2013

File No. 000-52752

Dear Mr. Kluck:

Thank you for your letter of August 14, 2013 in connection with the above-noted matter. As discussed, we only received the letter on October 10, 2013 due to a change of our contact information following the reverse merger with Rio Plata Exploration Corporation this past May. Following are our responses to the comments set out in your letter. The headings and item numbers below correspond to the headings and item numbers in your letter, and our responses are set out in bold.

Item 1.01 Entry into a Material Definitive Agreement

1. Please revise to explain the relationship, if any, of the company and Rio Plata and its affiliates, including Mr. Tovar, prior to the transaction. Refer to 1.01(a)(1) of Form 8-K.

We have amended the Form 8-K/A to add a section discussing the background of the merger, including the relationship between the company and Rio Plata and its affiliates, negotiations relating to the merger and share exchange, and required shareholder approvals.

2. Please supplement your disclosure in this section to better explain the share exchange, including a discussion how the consideration was determined and when negotiations began between the company and Rio Plata. Refer to 1.01(a)(2) of Form 8-K.

See Item 1 above.

3. Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

See Item 1 above.

Item 2.01 Completion of Acquisition or Disposition of Assets

General

4. Please revise to discuss when negotiations between the company and Rio Plata were initiated.

See item 1 above.

5. Please describe in greater the detail the debt owned by WS Debt Holders. Please discuss the purpose and amount of the debt, the terms of the debt, such as whether the debt was convertible into common stock or if additional consideration was paid by the WS Debt Holders prior to the conversion, the date of issuance of the debt, and any affiliation between the WS Debt Holders and the company, Rio Plata and/or their affiliates.

We have amended the Form 8-K/A to add a section discussing the debt held by WS Debt Holders prior to the merger as requested.

Description of Business of Rio Plata Exploration Corporation

General Development of the Business, page 9

6. Please revise here to briefly explain the “exploration stage” in greater detail. Alternatively, revise to cross reference your discussion of the 24-month period outlined on page 38.

The section has been amended to state that additional exploration activity is required on the property to determine if there are any commercial amounts of ore extractable from the property and to provide a cross-reference to the discussion of the “exploration stage” under “Property – Recommendations”.

Exploration Contract, page 9

7. We note that under the Exploration Contract, the company has the option to purchase 100% interest in seven mineral concessions and “certain mineral processing and benefiting assets.” Please expand to discuss the processing and benefiting assets in more detail. For instance, please explain whether any benefits that are carved out of this arrangement.

As indicated under “Asset Operation Contract”, the “mineral processing and benefitting assets” are not material to the future operations of our company. These “Assets” are comprised primarily of an old 50 tonne per day mill which our company may use to process bulk samples, the benefit of which is in data collection.  Accordingly, we have (i) amended the discussion under “Exploration Contract” to indicate that the Assets are not material to our future operations, and that they are included as part of the purchase of the concessions, (ii) amended the discussion under “Asset Operation Contract” to indicate that the Assets are comprised primarily of an older 50 tonne per day mill which the corporation may use to process bulk samples, that the benefit to the corporation of the Assets is in data collection from the samples processed, and the Assets are not material to the corporation’s future operations, and (iii) have made conforming changes elsewhere in the document.

8. It appears that $5,350,000 of the purchase price remains outstanding under the terms of the original Exploration Contract. Please revise to clarify whether the letter of intent, pursuant to which two payments in the amount of $450,000 and $2,000,000, supersedes this unpaid amount of the purchase price under the original arrangement.

The Form 8-K/A has been amended to discuss that the payments under the letter of intent supersede amounts due under the original contract, and if not made, the payment terms under the original agreement would apply. In addition, we have added that the Corporation has not made any payments under the letter of intent and is currently in the process of renegotiating the payments under the Exploration Contract.

9. Please also clarify the relationship between Real de Plata’s role to conduct operations under the Exploration Contract and Mr. Tovar’s responsibilities under the Asset Operation Contract.

The Form 8-K/A under “Asset Operation Contract” has been amended to clarify that Real de Plata has the right to explore the Property, however, Mr. Tovar has the right to use the Assets located on the Property for the purposes described in this section.

Asset Operation Contract, page 10

10. Please explain whether the “net returns” calculation that Mr. Tovar is entitled to receive under this arrangement excludes royalties payable to Real de Plata on smelter returns under the exploration contract.

The section has been amended to clarify that, during the term of the Asset Operation Contract, in the event any minerals processed through the mill by the Optionor (Mr. Tovar) are sold, Real de Plata is entitled to receive from the Optionor a 20% participation in the net returns, before taxes, realized from the sale of such minerals by the Optionor (separate and apart from any smelter returns to Real de Plata under the Exploration Contract).

11. Please also clarify if the company must reimburse Mr. Tovar for expenses incurred in connection with the use and management of the assets under the Asset Operation Contract.

The section has been amended to clarify that Mr. Tovar is solely responsible for all activities undertaken by him and his employees and contractors in connection with the use of the Assets, including all expenses incurred by any of them.

Narrative Description of the Business

The Property, page 10

12. Please also revise to define “NSR” and explain how the amount is calculated.

The Form 8-K/A has been amended to change references to “net smelter return” to “NSR” and to include a definition of “NSR” under “Property - Glossary of Technical Terms” that explains generally how a NSR is calculated and provides a reference to the technical definition of NSR under the the Exploration Contract.

Employees and Consultants, page 13

13. Please explain how you plan to cover the current phases of your operations for the next fiscal year pursuant to both the Exploration Contract and Asset Management Arrangement. For instance, you reference the experience of certain former vendors with whom your predecessor had a prior arrangement regarding the processes for the mines. Explain how you plan to supplement your need for these experts given the scope of your current operations.

The Form 8-K/A has been amended to discuss that we have engaged three mining consultants to advise us with respect to, among other things, mining property acquisitions and development activities. We believe that with these consultants, and our officers and directors, we will have sufficient expertise to cover our operations for the next fiscal year.

Carrying on Business in Mexico

Mining Regulation, page 14

Environmental Regulation, page 15

General

14. We note your discussion in the risk factors section of certain liabilities that may arise if you are unable to comply with relevant legislation. Please revise your disclosure in these sections to describe in greater detail all specific existing laws and regulations that may have a significant impact on your business.

We have amended the discussion in the risk factors section of certain liabilities that may arise if we are unable to comply with relevant legislation to provide greater clarity. In addition, we have amended the discussion of governmental regulations in the business section to clarify the laws and regulations to which we are subject and their potential impact on our business. Further, we have removed references to “inferred resources” in the discussion of the Property.

The Property

Property Description and Location, page 16

15. Please provide us with support for all quantitative and qualitative business and industry data used in this section, including, but not limited to, reports “commissioned by the company”, market research regarding the region’s mining history and petrographic reports prepared by Leitch. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

We have delivered separately by courier a copy of the company’s NI 43-101 report as discussed with Jerard Gibson on October 23, 2013.

Exploration

Recommendations, page 37

16. Refer to your tabular disclosure in this section regarding your anticipated exploration phases. Considering that your auditors have issued a going concern opinion, please supplement your disclosure in this section to explain how your lack of current revenues will impact your timetables referenced herein.

We have amended this section to add that we do not anticipate generating any revenues over the next year and have limited funds on hand. We anticipate we will require significant financing to pursue our exploration plans over the next year. There can be no assurance that we will obtain any additional financing, on terms acceptable to us or at all. In the event we are unable to obtain the required financing, we may be required to curtail our plans or may not be able to pursue our plans altogether until we obtain additional funds, and our business may fail.

Risk Factors, page 42

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

17. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

We maintain our books and records in accordance with US GAAP. We have engaged an accountant (that engages a bookkeeper) to maintain our books and records and prepare our financial statements under the supervision of our CFO. The following controls are in place to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with U.S. GAAP:

-

Design and review of accounting policy in line with U.S. GAAP on an ongoing basis and, at a minimum, full annual review of all policy and procedures having an effect on the financial statements

-

Third party evidence is maintained on all balance sheet accounts and monthly reconciliations are preformed and distributed to the CFO for review

-

Month end close is completed and the accounting system is locked and password protected

-

Variance reporting for reasonableness with commentary is conducted

-

Inquiries of management and board of directors on the accuracy and completeness of disclosures are attended to and discussion of potential material events prior to filing the financial statements is made

-

Statements of account with vendors are maintained

18. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

See Item 17.

What is the background of the people involved in your financial reporting?

19. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role he or she takes in preparing your financial statements;

• what relevant education and ongoing training he or she has had relating to U.S. GAAP;

• the nature of his or her contractual or other relationship to you;

• whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

As noted above, we have engaged an accountant (that engages a bookkeeper) to maintain our books and records and prepare our financial statements under the supervision of our CFO. The bookkeeper is responsible for daily bookkeeping, the necessary journal entries and adjustments to the general ledger. Reconciliations of all accounts are completed in connection with third party evidence on a monthly and quarterly basis by the bookkeeper. Month end close is completed by the bookkeeper that includes the close of accounts payable and the search for unrecorded liabilities. Reconciliations and variance reporting for reasonability are provided to the accountant and our CFO for review with the appropriate comments on the items that require action. The bookkeeper assimilates the trial balances into the consolidation working paper and initially prepares the financial statements. The consolidation and financial statements are made available to the accountant and CFO for review and comments.

The accountant reviews the reconciliations, variance reporting, consolidation and financial statements for accuracy and completeness, necessary updates to disclosure items based on material events and relays any missing or incomplete information on to the CFO.

The CFO reviews the reconciliations, variance reporting, consolidation and financial statements and works with our independent auditors in preparing our financial disclosure.

The bookkeeper has approximately five years of experience with bookkeeping and preparing financial statements. For approximately the three years prior to the merger, he worked with our external auditors in the preparation of the US GAAP financial statements of WS Industries, together with the accountant. He also worked on the preparation of the US GAAP financial statements for the merged company for the period ended June 30, 2013, together with the accountant. He is currently working towards a Certified General Accountant designation in Canada.

The accountant has several years of accounting experience, including the preparation of financial statements and related activities. For approximately the four years prior to the merger, he worked with our external auditors on the preparation of the US GAAP financial statements of WS Industries. He also worked on the preparation of the US GAAP financial statements for the merged company for the period ended June 30, 2013. The accountant holds a Certified Management Accountant designation in Canada.

Our CFO was engaged at the time of the reverse merger, and was the CFO of Rio Plata prior to the merger. He achieved his Certified Management Accountant designation in 1992 in Canada and has been the CFO of another mining company listed on the TSX Venture Exchange since 1996.  Since February 2008, he has been the President of Bossert Consulting Ltd., a company providing management and accounting services to a number of companies.

20. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

• the name and address of the accounting firm or organization;

• the qualifications of their employees who perform the services for your company;

• how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

See Item 19.

21. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

• why you believe they are qualified to prepare your financial statements;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

As indicated above, the accountant and bookkeeper are not employees of the company. We believe they are qualified to prepare our financial statements for the following reasons:

The bookkeeper has a bachelor’s degree in accounting, is enrolled in the Certified General Accountant’s professional program in Canada and has approximately five years of experience in bookkeeping and preparing financial statements. For approximately the three years prior to the merger, he was involved with the preparation of the US GAAP statements of WS Industries with our accountant and external auditors. He also worked on the preparation of the US GAAP financial statements for the merged company for the period ended June 30, 2013, together with the accountant. He provided approximately 200 hours of services to WS Industries during fiscal year ended March 31, 2013 and has acquired an intimate knowledge of the company’s financial procedures, records and transactions.

The accountant has a bachelor’s degree in accounting, an MBA in finance and has a Certified Management Accountant designation. He has 12 years experience in accounting, including eight years leading or contributing to the preparation of financial statements and has performed work as an external auditor at a public accounting firm. For approximately the four years prior to the merger, he worked with our external auditors on the preparation of the US GAAP financial statements of WS Industries. He also worked on the preparation of the US GAAP financial statements for the merged company for the period ended June 30, 2013. He provided approximately 25 hours of service to WS Industries during the fiscal year ended March 31, 2013, and over the past five years has acquired an intimate knowledge of the company’s financial procedures, records and transactions.

22. We note that you have identified an audit committee financial expert on page 57. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

The disclosure relating to the audit committee financial expert was included inadvertently. We have amended the disclosure to indicate we currently do not have an audit committee financial expert given our small size and limited operations to date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Liquidity and Capital Resources, page 52

23. We note that you have cash of $188,607 and will need, minimally, $1,000,000 to carry out your stated objectives over the next 12 months. Please revise to clarify whether you have identified or initiated conversations with any third party to satisfy your capital needs.

We have amended the section to disclose that, while we are currently in discussions with third parties regarding financing for our company, there can be no assurance that we will obtain any additional financing, on terms acceptable to us or at all. In the event we are unable to obtain the required financing, we may be required to curtail our plans or may not be able to pursue our plans altogether until we obtain additional funds and our business may fail.

24. Please also supplement your disclosure in this section with an expanded discussion of anticipated cash uses for the next fiscal year, correlating your cash needs with the specific costs to be incurred under the various phases of your exploration period.

We have amended the discussion of our exploration plans to disclose for the next 12 months our anticipated uses of cash, our cash needs as well as our need for additional financing and related risks.

25. Please also update your disclosure in this section to clarify how your business development efforts will be impacted if you do not secure additional debt or equity financing.

See Item 23 above.

Financing Activities, page 50

26. Please revise to describe your outstanding indebtedness in more detail. Identify the lenders and the amount that will be outstanding on each loan. For instance, revise to specifically include the date and amount of the debt payable to Mr. James Dempsey. Please also disclose the material terms of each loan, including interest rate and maturity date.

We note that the MD&A provided is that of Rio Plata at March 31, 2013, and not of WS Industries, given the reverse merger. However, we have amended the MD&A to provide more detail about the indebtedness of Rio Plata. We have also amended the business disclosure near the beginning of the document to add a section entitled “The Merger – WS Debt Restructuring” that discusses the restructuring of the outstanding debt of WS Industries at the time of the merger. For example we note that none of the WS Debt Holders (including James Dempsey) is a debt holder subsequent to the merger.

Capitalization, page 55

27. We note that the pro forma number of shares and short-term debt presented on page 55 are inconsistent with the pro forma balance sheet and Note 5 in Exhibit 99.2 that you filed with your original Form 8-K on May 15, 2013. Please address this apparent conflict in the updated pro forma balance sheet requested below.

We have amended the pro forma statements to address this disparity.

Managers and Directors

Directors and Officers, page 54

28. For each director, revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

The section has been revised to discuss briefly the reasons each director was selected to act as a director of the company.

Recent Sales of Unregistered Securities, page 65

29. We note your assertion that you have not sold any unregistered securities since such sales reflected in your Form 8-K submission filed May 15, 2013. Please confirm that the share differentials represented in your beneficial ownership table reflect the conversion of convertible debt to shares. If so, please provide the disclosure required by Item 701(e) of Regulation S-K. Alternatively, please advise.

We note that the share differentials in the beneficial ownership table between the Form 8-K filed May 15 and Form 8-K/A filed July 15 results from an inadvertent error in the initial calculation of the number of shares issued to the persons in the table under the merger, which was corrected in the 8-K/A.

Exhibit 99.1 Consolidated Financial Statements of Rio Plata Exploration Corporation

Consolidated Balance Sheets

30. Please tell us, and revise to disclose, the nature of “Taxes receivable, net” presented in your balance sheets, how they originated and your accounting policy relating to this item. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

The taxes receivable consists of IVA and GST paid on expenditures incurred in Mexico and Canada, respectively. The required filings have been made and the company is awaiting the refund.

As the taxes are refunded to the company in the form of cash payments, the company records the taxes as an asset as they are paid and reduces the receivable when the refund is received from the government. The required filings have been made and the company is awaiting the refund.

Consolidated Statement of Stockholders’ Deficit

31. We note your presentation of translation adjustments. Please tell us how you considered ASC 220 as it relates to the requirement of reporting comprehensive income.

The translation adjustments relate to the translation of the records of the company’s Mexican subsidiary which are recorded in Mexican peso to the reporting currency, which is the US dollar.

220-10-45-10A includes foreign currency adjustments as an item of other comprehensive income and references the guidance cited in paragraph 830-30-45-12 which states that:

-

If an entity's functional currency is a foreign currency, translation adjustments result from the process of translating that entity's financial statements into the reporting currency. Translation adjustments shall not be included in determining net income but shall be reported in other comprehensive income.

Note 2.Summary of Significant Accounting Policies

Mineral Properties

32. Please tell us how you considered ASC 930-360-35 in determining whether your mineral rights are impaired.

We considered ASC 930-360-35-2 in determining whether the mineral rights are impaired.

The following factors were taken into consideration:

-

Whether sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the property is unlikely to be recovered in full from successful development or by sale;

-

Whether there has been a significant drop in mineral prices;

-

Whether there has been a significant deterioration in the availability of financing;

-

Whether significant changes with an adverse effect on the company have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the property  is located;

-

Whether significant changes with an adverse effect on the company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which the property is expected to be used.

-

Whether there is evidence available from internal reporting that indicates that the economic performance of the property is, or will be, worse than expected.

We assessed that none of the indicators above were present and therefore the mineral rights are not impaired.

33. We note that the aggregate payments under the option agreement as of March 31, 2013 are inconsistent with the corresponding amount of “Unproved mineral properties” reported in the balance sheets. Please tell us, and revise to disclose, the nature of any costs capitalized other than the payments to the Optionor. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

The aggregate payments under the option agreement as at March 31, 2013 discloses only the payments to be made under the most recent amended agreement signed April 24, 2013.

The agreements initially had the following payment schedules:

-

Agreement signed June 9, 2008 and as amended signed December 10, 2009:

o

$50,000 upon signing (paid);

o

$50,000 6 months after signing (paid);

o

$20,000 by November 5, 2009 (paid);

o

$30,000 by December 15, 2009 (paid);

o

$100,000 by April 1, 2010;

o

$100,000 by October 1, 2010;

o

$200,000 by April 1, 2011;

o

$350,000 by October 1, 2011;

o

$450,000 by April 1, 2012;

o

$600,000 by October 1, 2012;

o

$650,000 by April 1, 2013;

o

$750,000 by October 1, 2013;

o

$900,000 by April 1, 2014; and

o

USD$2,000,000 by October 1, 2014.

-

Following a transfer of the title to the underlying claims under option to a new third party, the company entered into new property purchase agreements effective August 27, 2010 and as amended April 24, 2013:

o

$50,000 upon registration of these agreements in the mining public registry (paid)

o

$200,000 due 30 days following acceptance of the IPO by the TSX Venture Exchange (paid)

o

$150,000 due 7 months following Acceptance (paid)

o

$350,000 due 13 months following Acceptance (paid)

o

$450,000 due July 15, 2013

o

$2,000,000 due January 15, 2014

-

 If the company is unable to make the scheduled payments by July 15, 2013 and January 15, 2014 above, the payment terms will revert to the following:

o

$450,000 due July 15, 2013;

o

$600,000 due January 15, 2014;

o

$650,000 due July 15, 2014;

o

$750,000 due January 15, 2015; and

o

$2,000,000 due January 15, 2016.

Based on the two agreements as described above, the following payments were made:

Total paid under the agreement signed June 9, 2008 and as amended signed December 10, 2009	$150,000
Total paid under the agreement signed August 27, 2010 and as amended April 24, 2013	$750,000
Total payments made	$900,000

The discrepancy of $57,980 between the aggregate payments required and the balance reported on the balance sheet is due to effects of foreign currency translation; the company makes payments to the Optionor in Mexican peso which is translated to the US dollar, which is the reporting currency.

No other costs aside from payments to the Optionor were capitalized.

34. With respect to the IPO referenced in Note 3 and 4, please tell us the date and place of the IPO and how it is reflected in your financial statements.

The IPO referenced in Notes 3 and 4 did not complete. The agreements described in Notes 3 and 4 were executed when Rio Plata was planning on completing an IPO and the dates referenced were subsequently changed to July and January.

Pro Forma Financial Statements

35. Please amend your filing to include pro forma financial statements updated through March 31, 2013. See Article 11 of Regulation S-X for reference.

We have included pro forma financial statements updated through March 31, 2013 as requested.

The following comments relate to your pro forma financial statements included in your Form 8-K filed on May 15, 2013. Please address these comments in the updated pro forma financial statements requested above:

36. Please revise to include pro forma per share data. See Article 11 of Regulation S-X for reference.

We have revised the pro forma statements to include pro forma per share data as requested.

Note 1.Basis of Presentation

37. Please revise Note 1 and 2 to disclose the date of the merger and other relevant events assumed for purpose of the pro forma statements of operations. Pro forma adjustments should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented for purpose of the pro forma statements of operations. See Article 11 of Regulation S-X for reference.

Note 1 discloses the date of the merger and states that the pro forma adjustments are computed assuming the transaction occurred at the beginning of the period. The events assumed are disclosed in Note 3 with the Pro-forma Adjustments and are referenced in Note 1.

Note 3. Pro-forma Adjustments

38. Please tell us how the pro forma financial information reflects the pro forma effect on interest expense as it relates to the loan agreement and the debt conversion disclosed in Note 3.(a) and (b).

In Note 3(b) interest is included in the convertible notes payable of $535,964.  For Note 3(a), the accrued interest is included on the interest payable line.

Note 4.Other matters not included in pro-forma adjustments

39. Please tell us why you have not given pro forma effect to the cancellation of shares and conversion of loans disclosed in Note 4.

The December 31, 2012 pro forma statements have been revised to give effect to the cancellation of shares and conversion of loans disclosed in Note 4. These statements have been included with the amended Form 8-K/A.

Note 5.Pro-forma Common Stock and Additional Paid-in Capital

40. Please tell us how the number of shares in this table reflects the issuance of shares previously committed as disclosed in Note 3(d).

The shares are assumed to be issued by Rio Plata and have been accounted for by the adjustment for Rio Plata’s capital accounts at acquisition and the par value adjustment to the capital accounts in the table.

The company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be in order, however, if there are any questions or comments, please contact the undersigned by email at bbell@microcapetal.com or by telephone at (604) 713-8016.

Yours truly,

SILVER STREAM MINING CORP.

Per:

/s/ Robert Bell

Robert Bell
Chief Executive Officer